WALDENCAST ACQUISITION CORP.
10 Bank Street, Suite 560
White Plains, NY 10606

July 1, 2022

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Lynn Dicker
Jenn Do
Jane Park
Dorrie Yale
Division of Corporation Finance
Office of Life Sciences

RE:	Waldencast Acquisition Corp. (the “Company”)
Registration Statement on Form F-4
File No. 333-262692

Ladies and Gentlemen:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, the Company hereby respectfully requests that the effective date of the Company’s Registration Statement on Form F-4 (File No. 333-262692) be accelerated by the Securities and Exchange Commission to 4:30 p.m. Washington D.C. time on July 6, 2022, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Maxim Mayer-Cesiano of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-2297 and that such effectiveness also be confirmed in writing.

Very truly yours,

Waldencast Acquisition Corp.

By:	/s/ Michel Brousset
	Name:	Michel Brousset
	Title:	Chief Executive Officer

cc:	Maxim O. Mayer-Cesiano
Skadden, Arps, Slate, Meagher & Flom LLP